Filed pursuant to Rule 433
Dated April 19, 2017

Relating to
Pricing Supplement No. 1,480 dated April 19, 2017 to
 Registration Statement No. 333-200365

Global Medium-Term Notes, Series I

Floating Rate Senior Notes Due 2024

Issuer:	Morgan Stanley
Principal Amount:	$1,750,000,000
Maturity Date:	May 8, 2024
Trade Date:	April 19, 2017
Original Issue Date (Settlement):	April 24, 2017 (T+3)
Interest Accrual Date:	April 24, 2017
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.40%
All-in Price:	99.60%
Net Proceeds to Issuer:	$1,743,000,000
Base Rate:	LIBOR
Spread (plus or minus):	Plus 1.22%
Index Maturity:	Three months
Index Currency:	U.S. Dollars
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each February 8, May 8, August 8 and November 8, commencing August 8, 2017
Day Count Convention:	Actual/360
Optional Redemption:
The Issuer may, at its option, redeem the notes, in whole but not in part, on May 8, 2023, on at least 15 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the below-referenced Prospectus.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Initial Interest Rate:	Base Rate plus 1.22% (to be determined by the Calculation Agent on the second London banking day prior to the Original Issue Date)
Initial Interest Reset Date:	August 8, 2017
Interest Reset Dates:	Each Interest Payment Date
Interest Reset Period:	Quarterly
Specified Currency:	U.S. Dollars (“$”)
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61744Y AG3
ISIN:	US61744YAG35
Issuer Ratings:	A3 (Moody’s) / BBB+ (Standard & Poor’s) / A (Fitch) / A- (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Stable / Stable)
Agents:	Morgan Stanley & Co. LLC and such other agents as shall be named in the above-referenced Pricing Supplement for the notes.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement dated January 11, 2017
Prospectus dated February 16, 2016